Via EDGAR

July 18, 2011

Mr. Michael McTiernan
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    SEC Comment Letter July 7, 2011 regarding Dynex Capital, Inc.
Form 10-K for the year ended December 31, 2010 filed March 16, 2011
File No. 001-09819

Dear Mr. McTiernan:

As requested, we are responding to the comments included in your letter to us dated July 7, 2011. For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to Dynex Capital, Inc. and its consolidated subsidiaries.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2010

General

1.	In future Exchange Act periodic reports, please provide additional detail regarding the property type and geographic diversification of assets underlying your non-agency MBS.

The Company acknowledges the Commission's comment and in its future filings will provide additional disclosure regarding the property types and geographic diversification of assets underlying its non-agency MBS.

Liquidity and Capital Resources, page 42

2.
In future Exchange Act periodic reports, please specifically identify any financial covenants that may materially restrict your financing flexibility. In addition, please confirm that to the extent you are at risk of breaching such covenants you will disclose the actual ratio calculations in your Exchange Act periodic reports.

The Company acknowledges the Commission's comment and in its future filings will specifically identify any financial covenants that may materially restrict its financing flexibility. The Company will also disclose the actual ratio calculations for any covenants it is at risk of breaching.

Repurchase Agreements, page 42

3.
We note your disclosure regarding the typical margin call provisions contained in repurchase agreements. In future Exchange Act periodic reports, please expand your disclosure to include quantitative information about the percentage asset declines that could trigger a margin call under your existing repurchase agreements.

The Company acknowledges the Commission's comment.

There is no requisite percentage or other decline in asset prices which could trigger a margin call under the

Company's repurchase agreements. The Company is subject to margin calls for any decline in the prices of the assets collateralizing its repurchase agreements, at the option of the lender. The Company will disclose this in its future filings.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In you have any additional questions or comments, you may reach me at (804) 217-5837 or Jeffrey L. Childress, Controller, at (804) 217-5854.

Yours very truly,

/s/ Stephen J. Benedetti

Stephen J. Benedetti
Executive Vice President, Chief Operating
Officer and Chief Financial Officer